                                             State Street Bank and Trust Company
                                                   One Federal Street, 9th Floor
                                                                      Boston, MA
                                                                           02110


VIA EDGAR CORRESPONDENCE

July 8, 2005


Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Munder Series Trust, on behalf of the Munder Tax-Free Bond Fund, Proxy Statement/Prospectus on Form N-14 SEC File No. 333-125249

     Munder Series Trust, on behalf of the Munder U.S. Government Income Fund, Proxy Statement/Prospectus on Form N-14 SEC File No. 333-125247

Dear Mr. Sandoe:

We are writing on behalf of the Munder Series Trust ("Registrant") in response to comments you provided telephonically on Thursday, June 23, 2005, with respect to two proxy statements/prospectuses separately filed on Form N-14 for the Registrant (each a "Proxy Statement" and together the "Proxy Statements"). The Proxy Statements relate to the proposed reorganizations of (i) the Munder Tax-Free Bond Fund ("Tax-Free Bond Fund") with and into the Munder Tax-Free Short & Intermediate Bond Fund ("Tax-Free Short & Intermediate Bond Fund"), each a series of the Registrant and (ii) the Munder U.S. Government Income Fund ("U.S. Government Fund") with and into the Munder Bond Fund ("Bond Fund"), each a series of the Registrant.

Summaries of the comments and our responses thereto, are provided below.

PROXY STATEMENT FOR TAX-FREE BOND FUND

1. COMMENT: On page iv of the Proxy Statement, please confirm that the documents set forth in the second paragraph as being filed with the Securities and Exchange Commission (the "SEC") are not incorporated by reference into the Proxy Statement.

     RESPONSE: The documents set forth in the second paragraph on page iv of the Proxy Statement as being filed with the SEC are intended to notify shareholders of other documents that are available to them should they wish to seek additional information about either of the Funds. By listing these documents, Registrant does not intend for these to be incorporated by reference into the Proxy Statement. With the exception noted below regarding the Statement of Additional Information, the Proxy Statement includes all of the information required by Form N-14 to be included from these other documents, rather than incorporating such information by reference into the Proxy Statement. However, as stated in the paragraph immediately preceding the referenced paragraph on page iv, Registrant is incorporating by reference the Statement of Additional Information to the Proxy Statement in accordance with the instructions to Form N-14.



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2.   COMMENT: On page 6 of the Proxy Statement, please disclose the difference between the investment objectives for the Tax-Free Short & Intermediate Bond Fund and the Tax-Free Bond Fund. Please highlight this difference in any section that relates to the investment objectives for the Funds in the Proxy Statement.

     RESPONSE: As stated in the Proxy Statement, the Tax-Free Bond Fund's investment objectives are to provide as high a level of current interest income exempt from Federal income taxes and to generate as competitive a long-term rate of return as is consistent with prudent investment management and preservation of capital. The disclosure on page 6 of the Proxy Statement has been amended to add the phrase, "which objectives are consistent with bonds with longer maturities", at the end of the statement of the Tax-Free Bond Fund's investment objectives.

     The Tax-Free Short & Intermediate Bond Fund's investment objectives are to provide a competitive level of current interest income exempt from Federal income taxes and a total return which, over time, exceeds the rate of inflation and the return provided by tax-free money market instruments. The disclosure on page 6 of the Proxy Statement has been amended to add the phrase, "which objectives are consistent with bonds with shorter maturities", at the end of the statement of the Tax-Free Short & Intermediate Bond Fund's investment objectives.

     In addition, the following disclosure has been added to the end of the first paragraph under the heading "Investment Objectives, Policies and Restrictions" on page 6 of the Proxy Statement and to the end of the first paragraph under the heading "Investment Objectives of Each Fund" which begins on page 28 of the Proxy Statement:

     The differences between the investment objectives of the Funds primarily reflect the differences in the maturities of the obligations in which each Fund invests. The municipal obligations in which the Tax-Free Bond Fund invests generally have longer maturities than the municipal obligations in which the Tax-Free Short & Intermediate Bond Fund invests. Bonds with longer maturities generally pay higher rates of interest and involve more interest rate risk than bonds with shorter maturities.

3. COMMENT: On page 7 of the Proxy Statement, there is a discussion on the differences in maturity of the obligations in which each Fund invests and each Fund's dollar-weighted average maturity. Please include this disclosure in all applicable sections in the Proxy Statement that relate to the investment objectives, policies and restrictions.

     RESPONSE: The disclosure in the Proxy Statement has been revised to comply with the comment.

4. COMMENT: On page 36 of the Proxy Statement under the section "Publication of Portfolio Holdings," please revise the disclosure to comply with Item 11(f)(2), Instruction 3, or otherwise confirm to the Staff that the Registrant is relying on 11(f)(2), Instruction 2 for any non-public disclosures.

     RESPONSE: The disclosure has been revised in its entirety as follows:

     Each Fund publishes a complete list of its portfolio holdings as of the end of each calendar month not earlier than 30 days after the end of such month on the Munder Funds website (www.munder.com) under the "All Holdings" link on the Fund's Profile Page. The three most recent previously published month-end portfolio holdings lists can be accessed through the "Historical All Holdings" link on the Fund's Profile Page. Each Fund may also publish other information on the Fund's Profile Page relating to its

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     portfolio holdings (e.g., top ten holdings, sector information and other portfolio characteristic data) as of the end of the calendar month not earlier than 15 days after the end of such month. A description of the Funds' policies and procedures with respect to the disclosure of information regarding the Funds' portfolio securities is available in the Funds' Statement of Additional Information.

5. COMMENT: On page 80 under the section "Portfolio Managers," please provide a brief description of each person's role on the team (e.g., lead member), including a description of any limitations on the person's role and the relationship between the person's role and the roles of other persons who have responsibility for the day-to-day management of the Fund's portfolio.

     RESPONSE: The following disclosure has been added after the first sentence under the section "Portfolio Managers" on page 80:

     Mr. Soderstrom is primarily responsible for the day-to-day management of each Fund's assets. He determines the strategy for each Fund and initiates trades. Mr. Thayer provides analytical support and assists in trading.

STATEMENT OF ADDITIONAL INFORMATION FOR TAX-FREE SHORT & INTERMEDIATE BOND FUND

6. COMMENT: On page B-28 of the Pro Forma Combining Schedule of Investments footnote (a), Registrant states, "No holdings of the Tax-Free Bond Fund are expected to require liquidation in the merged environment due to prospectus or other limitations." Please explain this statement.

     RESPONSE: In order for the reorganization of the Tax-Free Short & Intermediate Bond Fund and the Tax-Free Bond Fund to qualify as a tax-free reorganization under applicable federal tax laws, the Funds must satisfy certain continuity of business tests. As a result, the Tax-Free Short & Intermediate Bond Fund must continue to hold a specified portion of the Tax-Free Bond Fund's assets following the Reorganization, which the referenced statement is intended, at least in part, to convey. In addition, the statement was added upon advice of the Funds' external legal counsel, who has received a request to include a similar statement from the accounting staff of the SEC's Division of Investment Management in the proxy statements/prospectuses concerning other reorganizations.

7. COMMENT: On pages B-31 to B-33 under the section "Portfolio Managers," please make the following changes pursuant to Item 5 of Form N-1A:

     a. On page B-31, please confirm to the Staff that no advisory fee with respect to any account listed in the table is based on the performance of any such accounts, or otherwise revise the disclosure in accordance with
     Item 15(a)(3).

          RESPONSE: To the best of the Registrant's knowledge, no advisory fee with respect to any account listed in the table is based on the performance of any such account. Accordingly, no changes to the disclosure have been made.

     b. On page B-32, under the "Portfolio Manager Compensation" sub-section, revise the description of "base salary" to confirm whether it is fixed or variable.

          RESPONSE: The disclosure has been revised to state "fixed base salary."

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8.   COMMENT: On pages B-33 to B-36 under the section "Disclosure of Portfolio
Holdings," please make the following changes:

     a. Under the "Service Providers" sub-section, please confirm to the Staff that the service providers enumerated is an exhaustive list or otherwise revise the list.

          RESPONSE: The disclosure has been revised to include a list that, to the best of Registrant's knowledge, is exhaustive, other than with respect to the various broker-dealers with whom MCM places trades for the Funds:

          MCM and/or the Funds may disclose portfolio holdings information to the Funds' primary service providers (i.e., the Funds' adviser, custodian, distributor, fund accountant, administrator, sub-administrator, independent public accountants, and external legal counsel) and to other service providers (such as proxy voting services, pricing information vendors, broker-dealers who effect portfolio securities transactions, broker-dealers who provide pricing information, and providers of printing and/or regulatory filing services) who need access to such information to perform services for the benefit of the Funds. Portfolio holdings information will be disclosed to a service provider to the extent and as frequently as necessary to allow such service provider to perform its duties and responsibilities, which may be immediate with no lag time. These service providers are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract. The Funds' current primary service providers are MCM, State Street Bank and Trust, Funds Distributor, Inc., PFPC Inc., Ernst &Young LLP, Dechert LLP, and Morgan Lewis & Bockius LLP. Other service providers who routinely receive portfolio holdings information from the Funds include Institutional Shareholder Services, FT Interactive, Reuters, Thomsen Financial/ILX, R.R. Donnelley, Bowne & Co., as well as various broker-dealers with whom MCM places trades for the Funds or who provide pricing information.

     b. Under the "Other" sub-section, disclosure of portfolio holdings pursuant to the sub-section is subject to the condition that it "must be disclosed pursuant to the terms of a written confidentiality agreement between the recipient and the Funds..." Please revise the disclosure to state whether such condition also includes prohibitions on trading or, if not, confirm to the Staff that such condition is not placed on any such disclosures.

          RESPONSE: The Registrant believes that the disclosure in the third paragraph on page B-35 of the Statement of Additional Information, which summarizes the general terms of the confidentiality agreement, addresses the Staff's comment. Accordingly, no changes to the disclosure have been made.

     c. Under the sub-sections which describe various persons (i.e., service providers) that portfolio holdings information is being disclosed to prior to the time such information is publicly disclosed, please provide the information required pursuant to Item 11(f)(1)(iii) for each person.

          RESPONSE: The following disclosure has been added after the first sentence of the sub-paragraph entitled "Service Providers": "Portfolio holdings information will be disclosed to a service provider to the extent and as frequently as necessary to allow such service provider to perform its duties and responsibilities, which may be immediate with no lag time."

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          The Registrant believes that the disclosure in the second sentence of the sub-paragraph entitled "Comerica Bank and Affiliates" addresses the Staff's comment. Accordingly, no changes to the disclosure in that section have been made.

     d. Disclose pursuant to Item 11(f)(1)(iii) of Form N-1A any procedures to monitor the use of information.

          RESPONSE: The Registrant has not adopted any procedures with respect to monitoring the use of information that is disclosed about portfolio securities.

PROXY STATEMENT FOR U.S. GOVERNMENT FUND

9. COMMENT: On page iii of the Proxy Statement, the statement "While the investment objectives and policies of the U.S. Government Fund and the Bond Fund are similar, there are certain differences in investment policies..." Please disclose the differences between the Funds including the credit quality of the instruments that each Fund may invest in.

     RESPONSE: The disclosure in the Proxy Statement has been revised to comply with the comment.

10. COMMENT: On page 1 of the Proxy Statement - Proposal 1 "Why is the Reorganization being recommended?", please explain in more detail the statement "As a result, it is MCM's view that only by combining these two Funds into a single Fund will the Funds have sufficient assets in order to be sustainable." In addition, please highlight the different investment risks for the Funds.

     RESPONSE: In the second paragraph on page 1 of the Proxy Statement, Registrant notes that both Funds have been experiencing asset declines in recent years. Consequently, the U.S. Government Fund and the Bond Fund have each experienced an increase in total annual operating expenses. Please note that the Proxy Statement has been revised to include information concerning the adverse impact this decline in assets has had on the expense ratio of the U.S. Government Fund.

     As disclosed in the Proxy Statement, this continually declining asset base and rising operating expenses led MCM to re-evaluate its current fixed income fund offerings and recommend that the Board approve the consolidation of certain funds, including the U.S. Government Fund and the Bond Fund. MCM believes that a broader-based fixed income fund, such as the Bond Fund, will have broader appeal to investors and be a better fit within the Munder Funds complex. As a result of the larger, and potentially more stable asset base of the resulting combined fund, MCM further believes, and advised the Board accordingly, that that the proposed reorganization will benefit the shareholders of both funds because the combination of the assets of each Fund will enable certain fixed and relatively fixed costs associated with operating each Fund (e.g., transfer agency, accounting and printing expenses) to be spread over a larger asset base, thereby reducing per share expenses paid by shareholders of the resulting combined Bond Fund. Lastly, Registrant has added disclosure on page 23 of the Proxy Statement to make clear that if the U.S. Government Fund shareholders do not approve the proposal, MCM and the Board will consider appropriate alternatives for the U.S. Government Fund including, but not limited to, the liquidation of the Fund.

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     In addition, on page 1 of the Proxy Statement - Proposal 1 "Why is the
Reorganization being recommended?", disclosure has been added to highlight the different investment risks for the Funds.

11. COMMENT: On page 7 of the Proxy Statement under the section "Investment Objectives, Policies and Restrictions", the second sentence of the second paragraph begins "While both Funds invest in U.S. Government securities...." As noted on the page, the U.S. Government Fund invests substantially in U.S. Government securities while the Bond Fund only invests a small portion in such securities. Please revise disclosure throughout the Proxy Statement to indicate this difference. In addition, please highlight the differences in the credit quality of the instruments each Fund may invest in throughout the Proxy Statement.

     RESPONSE: The disclosure in the Proxy Statement has been revised to comply with the comment.


12. COMMENT: On page 7 of the Proxy Statement under the section "Investment Objectives, Policies and Restrictions", please revise the last sentence of the last paragraph to change the disclosure from "To the extent...the Fund's portfolio may be somewhat riskier..." to "To the extent...the Fund's portfolio WILL be somewhat riskier..."

     RESPONSE: The disclosure in the Proxy Statement has been revised to comply with the comment.

13. COMMENT: On page 21 of the Proxy Statement under the section "Risk Factors", please revise the last sentence of the first paragraph of that section to change the disclosure from "Given the Bond Fund's...the Fund's portfolio may be more susceptible..." to "Given the Bond Fund's...the Fund's portfolio IS more susceptible..."

     RESPONSE: The disclosure in the Proxy Statement has been revised to comply with the comment.

14. COMMENT: On page 22 of the Proxy Statement under the section "Risk Factors-Investment Grade Securities Risk", please revise the disclosure from "...investment grade securities, but are somewhat riskier than higher rated obligations..." to "...investment grade securities, but are riskier than higher rated obligations..."

     RESPONSE: The disclosure in the Proxy Statement has been revised to comply with the comment.

15. COMMENT: On page 23 of the Proxy Statement under the section "Reasons for the Reorganization", the third paragraph of the section states "MCM believes that neither of these Funds as they are currently structured will continue to be viable." Please explain this statement and provide the factors that the Board reviewed in its determination in approving the merger of the Funds.

     RESPONSE: As disclosed in the referenced section, Registrant states that both the U.S. Government Fund and Bond Fund have been experiencing asset declines in recent years. Consequently, the U.S. Government Fund and the Bond Fund have each experienced an increase in total annual operating expenses. Please note that the Proxy Statement has been revised to include information concerning the adverse impact this decline in assets has had on the expense ratio of the U.S. Government Fund.

     As disclosed in the Proxy Statement, this continually declining asset base and rising operating expenses led MCM to re-evaluate its current fixed income fund offerings and recommend that the Board approve the consolidation of certain funds, including the U.S. Government Fund and the Bond Fund. In considering MCM's recommendation, the Board considered the Funds' declining asset base and rising operating expenses. The Board also considered the fact that a broader-based fixed income fund, such as the Bond Fund, will have broader appeal to investors and be a better fit within the Munder Funds complex, and that the larger, and potentially more stable asset base of the resulting combined fund will benefit the shareholders of both funds because the combination of the assets of each Fund will enable certain fixed and relatively fixed costs associated with operating each Fund (e.g., transfer agency, accounting and printing expenses) to be spread over a larger asset base, thereby reducing per share expenses paid by shareholders of the resulting combined Bond Fund.

Finally, pursuant to Rule 17a-8 under the 1940 Act, we note that the Board also considered the following factors, including, among others:

     (i)     the fees and expense ratios of the Funds;

     (ii)    the terms and conditions of the Reorganization Agreement;

     (iii) whether the Reorganizations would result in the dilution of shareholder interests;

     (iv) the compatibility of the Funds' investment objectives, strategies, restrictions, and current portfolio securities;

     (v)     the relative performance history of the Funds;

     (vi) the costs that would be incurred by the Funds as a result of the Reorganizations; and

     (vii)   the tax consequences of the Reorganizations.

16.  COMMENT: On page 28 of the Proxy Statement under the section
"Capitalization", the U.S. Government Bond's assets are significantly larger than the assets of the Bond Fund. Please provide an analysis on the factors considered in merging the Funds. Please see North American Security Trust, SEC No-Action Letter (pub. Avail. August 5, 1994) ("NAST Letter").

     RESPONSE: In the NAST Letter, the SEC staff stated that, in determining which fund should be deemed to be the "accounting survivor" of a reorganization, a comparison must be made between the attributes of the surviving fund with those of the predecessor funds to determine which predecessor fund, if any, the surviving fund most closely resembles in connection with using the historical performance of one of the predecessor funds. Factors that should be considered include: (i) the investment advisers and portfolio management of each fund; (ii) the investment objectives, policies and restrictions of the funds; (iii) the expense structures and expense ratios; (iv) the asset size; and (v) the portfolio composition.

     In comparing the Funds in the Reorganization, the new combined fund will more closely resemble the Bond Fund. While the Bond Fund is the smaller fund in terms of asset size (approximately $36.7 million versus approximately $90.9 million as of June 30, 2005), the new combined fund will have the same investment objectives, policies and restrictions as the Bond Fund. The investment objective of the U.S. Government Fund is to provide high current income, while the primary investment objective of the Bond Fund is to provide a high level of current income, with a secondary investment objective of capital appreciation. The U.S. Government Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its assets in a broad range of U.S. Government securities. The Bond Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its assets in a broad range of bonds. The Bond Fund's broader portfolio of possible fixed-income investments is a better reflection of how the portfolio will be managed and, ultimately, of the composition of the overall portfolio.

     While both the Bond and U.S. Government Income Funds have the same investment adviser, Munder Capital Management ("Adviser") and share a portfolio manager, Peter Root, the Bond Fund is has also been co-managed by Michael Krushena since 1994, who will continue to co-manage the new combined fund. Therefore, we believe that performance of the new combined fund should more appropriately be that of the Bond Fund since the same the portfolio management team will be managing the new combined fund. We further note that the historical performance of the Bond Fund has been lower than that of the U.S. Government Fund; therefore, this is not an instance where the smaller, but better performing, fund is being deemed the accounting survivor.

     Each class of the new combined fund will have the same advisory fee, sales loads and distribution and/or shareholder services fees as apply to each class of the Bond Fund. Although historically, due to differences in the "Other Expenses" of the two Funds, the total per share operating expenses of the Bond Fund have been higher than those of the U.S. Government Fund, the pro forma total per share operating expenses of the new combined fund are expected to be lower than those of the U.S. Government Fund and the Bond Fund, as shown in the pro forma table beginning on page 14 in the section entitled, "Summary Comparison of Fees and Expenses." We therefore believe that both existing and prospective shareholders of the Bond Fund would benefit from the proposed reorganization through an increase in asset size of the Bond Fund expected to result in greater economies of scale for the Bond Fund and reduced expenses. For these reasons, we believe that it is appropriate that the Bond Fund be selected as the accounting surviving.

17. COMMENT: On page 30 of the Proxy Statement under the section "Primary Investments of Each Fund - U.S. Government Fund", please provide the current dollar-weighted average maturity for the Fund.

     RESPONSE: The disclosure in the Proxy Statement has been revised to comply with the comment.

18. COMMENT: On page 34 of the Proxy Statement under the section "Portfolio Instruments and Practices and Risks - Further Information Regarding the Fund's Principal Investment Strategies and Risks - Investment Grade Securities", please provide the ratings of the investments that the Bond Fund currently holds.

     RESPONSE: The disclosure in the Proxy Statement has been revised to comply with the comment.

19. COMMENT: On page 39 of the Proxy Statement under the section "Publication of Portfolio Holdings," please revise the disclosure to comply with Item 11(f)(2), Instruction 3, or otherwise confirm to the Staff that the Registrant is relying on 11(f)(2), Instruction 2 for any non-public disclosures.

     RESPONSE: The disclosure has been revised in its entirety as follows:

     Each Fund publishes a complete list of its portfolio holdings as of the end of each calendar month not earlier than 30 days after the end of such month on the Munder Funds website (www.munder.com) under the "All Holdings" link on the Fund's Profile Page. The three most recent previously published month-end portfolio holdings lists can be accessed through the "Historical All Holdings" link on the Fund's Profile Page. Each Fund may also publish other information on the Fund's Profile Page relating to its portfolio holdings (e.g., top ten holdings, sector information and other portfolio characteristic data) as of the end of the calendar month not earlier than 15 days after the end of such month. A description of the Funds' policies and procedures with respect to the disclosure of information regarding the Funds' portfolio securities is available in the Funds' Statement of Additional Information.

20. COMMENT: On page 83 under the section "Portfolio Managers," please provide a brief description of each person's role on the team (e.g., lead member), including a description of any limitations on the person's role and the relationship between the person's role and the roles of other persons who have responsibility for the day-to-day management of the Fund's portfolio.

     RESPONSE: The disclosure has been revised in its entirety as follows:

     The U.S. Government Fund is managed by Peter Root. Mr. Root has been the manager of the U.S. Government Fund since the Fund's inception and is responsible for the day-to-day management of the Fund's assets.

     The Bond Fund is co-managed by Michael Krushena and Peter Root. Mr. Krushena has been co-manager of the Bond Fund since joining MCM in 1994 and is primarily responsible for the day-to-day management of the Bond Fund's assets. Mr. Root has been co-manager of the Bond Fund since the Fund's inception.

STATEMENT OF ADDITIONAL INFORMATION FOR BOND FUND

21. COMMENT: On pages B-21 to B-23 under the section "Portfolio Managers," please make the following changes pursuant to Item of Form N-1A:

     a. On page B-21, please confirm to the Staff that no advisory fee with respect to any account listed in the table is based on the performance of any such accounts, or otherwise revise the disclosure in accordance with
     Item 15(a)(3).

          RESPONSE: To the best of the Registrant's knowledge, no advisory fee with respect to any account listed in the table is based on the performance of any such account. Accordingly, no changes to the disclosure have been made.

     b. On page B-22, under the "Portfolio Manager Compensation" sub-section, revise the description of "base salary" to confirm whether it is fixed or variable.

          RESPONSE: The disclosure has been revised to state "fixed base salary."

22. COMMENT: On pages B-23 to B-26 under the section "Disclosure of Portfolio Holdings," please make the following changes:

     a. Under the "Service Providers" sub-section, please confirm to the Staff that the service providers enumerated is an exhaustive list or otherwise revise the list.

          RESPONSE: The disclosure has been revised to include a list that, to the best of Registrant's knowledge, is exhaustive, other than with respect to the various broker-dealers with whom MCM places trades for the Funds:

          MCM and/or the Funds may disclose portfolio holdings information to the Funds' primary service providers (i.e., the Funds' adviser, custodian, distributor, fund accountant, administrator, sub-administrator, independent public accountants, and external legal counsel) and to other service providers (such as proxy voting services, pricing information vendors, broker-dealers who effect portfolio securities transactions, broker-dealers who provide pricing information, and providers of printing and/or regulatory filing services) who need access to such information to perform services for the benefit of the Funds. Portfolio holdings information will be disclosed to a service provider to the extent and as frequently as necessary to allow such service provider to perform its duties and responsibilities, which may be immediate with no lag time. These service providers are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract. The Funds' current primary service providers are MCM, State Street Bank and Trust, Funds Distributor, Inc., PFPC Inc., Ernst &Young LLP, Dechert LLP, and Morgan Lewis & Bockius LLP. Other service providers who routinely receive portfolio holdings information from the Funds include Institutional Shareholder Services, FT Interactive, Reuters, Thomsen Financial/ILX, R.R. Donnelley, Bowne & Co., as well as various broker-dealers with whom MCM places trades for the Funds or who provide pricing information.

     b. Under the "Other" sub-section, disclosure of portfolio holdings pursuant to the sub-section is subject to the condition that it "must be disclosed pursuant to the terms of a written confidentiality agreement between the recipient and the Funds..." Please revise the disclosure to state whether such condition also includes prohibitions on trading or, if not, confirm to the Staff that such condition is not placed on any such disclosures.

          RESPONSE: The Registrant believes that the disclosure in the third paragraph on page B-25 of the Statement of Additional Information, which summarizes the general terms of the confidentiality agreement, addresses the Staff's comment. Accordingly, no changes to the disclosure have been made.

     c. Under the sub-sections which describe various persons (i.e., service providers) that portfolio holdings information is being disclosed to prior to the time such information is publicly disclosed, please provide the information required pursuant to Item 11(f)(1)(iii) for each person.

          RESPONSE: The following disclosure has been added after the first sentence of the sub-paragraph entitled "Service Providers": "Portfolio holdings information will be disclosed to a service provider to the extent and as frequently as necessary to allow such service provider to perform its duties and responsibilities, which may be immediate with no lag time."

          The Registrant believes that the disclosure in the second sentence of the sub-paragraph entitled "Comerica Bank and Affiliates" addresses the Staff's comment. Accordingly, no changes to the disclosure in that section have been made.

     d. Disclose pursuant to Item 11(f)(1)(iii) of Form N-1A any procedures to monitor the use of information.

          RESPONSE: The Registrant has not adopted any procedures with respect to monitoring the use of information that is disclosed about portfolio securities.

                                     * * *

You requested that the Registrant make certain representations concerning the Proxy Statements and the response being made to the comments received. These representations are included as an exhibit to this letter.

We hope that the foregoing is responsive to each of the matters discussed. Please do not hesitate to contact the undersigned at (617) 662-3969 if you have any questions concerning the foregoing.

Sincerely,

/s/ Francine S. Hayes
---------------------
Francine S. Hayes


cc:  Stephen J. Shenkenberg, Esq.
     Jane A. Kanter, Esq.

                               MUNDER SERIES TRUST
                                480 PIERCE STREET
                              BIRMINGHAM, MI 48009



VIA EDGAR CORRESPONDENCE

July 8, 2005


Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Munder Series Trust, on behalf of the Munder Tax-Free Bond Fund, Proxy Statement/Prospectus on Form N-14 SEC File No. 333-125249

     Munder Series Trust, on behalf of the Munder U.S. Government Income Fund, Proxy Statement/Prospectus on Form N-14 SEC File No. 333-125247

Dear Mr. Sandoe:

In connection with a response being made on behalf of the Munder Series Trust ("Registrant") to comments you provided with respect to the two proxy statements/prospectuses separately filed on Form N-14 for the Registrant on May 25, 2005 ("Proxy Statements"), the Registrant hereby acknowledges that:

  o the Registrant is responsible for the adequacy and the accuracy of the disclosure in each Proxy Statement;

  o comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in Proxy Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to each Proxy Statement; and

  o the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on June 23, 2005. Please do not hesitate to contact the undersigned at (248) 647-9201 if you have any questions concerning the foregoing.

                                   Sincerely,

                                   /s/ Stephen J. Shenkenberg

                                   Stephen J. Shenkenberg


cc:  Jane A. Kanter, Esq.